                                 Filed by Harvard Bioscience, Inc.

                                 Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                                 Subject Company:  Genomic Solutions Inc.
                                 Commission File No.:  000-30549

This filing contains statements about Harvard Bioscience, Inc. ("HBIO"), Genomic Solutions Inc. ("GNSL") or the proposed combination of HBIO and GNSL that are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause HBIO's and GNSL's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about the impact of an acquisition on future revenues and earnings, the expected closing date of the transaction, HBIO's and GNSL's ability to consolidate and leverage the business, acquired technology, sales force or marketing expertise, the ability of GNSL to achieve HBIO's traditional growth rates and HBIO's and GNSL's plans, objectives and intentions contained in this press release that are not historical facts. In particular there is a risk that the acquisition will not generate revenues or pro forma earnings that HBIO and GNSL anticipate. Other factors that may cause HBIO's and GNSL's actual results to differ materially from those in the forward looking statements include those set forth under the heading "Important Factors That May Affect Future Operating Results" in HBIO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and under the heading "Risk Factors" in GNSL's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as well as other risks described in HBIO's and GNSL's public filings or factors, if any, of which HBIO and GNSL are not currently aware. HBIO and GNSL may not update these forward-looking statements, even though their situation may change in the future, unless they have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information.

Harvard Bioscience, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Harvard Bioscience, Inc. can be obtained, without charge, by directing a request to Harvard Bioscience, Inc.,
Attn: Chief Financial Officer, telephone (508) 893-8999. Harvard Bioscience, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Harvard Bioscience, Inc. and their ownership of Harvard Bioscience, Inc. common stock is set forth in the proxy statement for Harvard Bioscience, Inc.'s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 17, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus regarding the proposed transaction when it becomes available.

GNSL will file a proxy statement with the Securities and Exchange Commission in connection with the proposed transaction. The proxy statement will be sent to the stockholders of GNSL seeking their approval of the proposed transaction. Investors and security holders are urged to read the proxy statement because it will contain important information. When filed, this document may be obtained free of charge at the website maintained by the Securities and Exchange Commission at "www.sec.gov." This document may also be obtained free of charge by requesting it in writing from Genomic Solutions Inc., Investor Relations, 4355 Varsity Drive, Ann Arbor, Michigan 48108. GNSL and its officers and directors may be deemed to be participants in the solicitation of proxies from GNSL stockholders in favor of the merger. A description of the interests of GNSL's executive officers and directors in GNSL is set forth in the proxy statement for GNSL's annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 11, 2002.


The following is a transcript of a conference call that took place on July 18, 2002. A REPLAY OF THIS CONFERENCE CALL IS AVAILABLE ON HBIO'S WEBSITE:

                               HARVARD BIOSCIENCE
                                  JULY 18, 2002
                                 11:00 A.M. EST

OPERATOR: Good morning. My name Pangi. And I will be your conference facilitator today.

At this time, I would like to welcome everyone to the Harvard Bioscience and Genomic Solutions conference call.

All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. Miss Luscinski, you may begin your conference.

SUSAN LUSCINSKI, CHIEF FINANCIAL OFFICER, HARVARD BIOSCIENCE: Thank you. Good morning. This is Sue Luscinski, CFO of Harvard Bioscience. Thank you for joining us today to discuss our press release regarding the signing of a definitive agreement to acquire Genomic Solutions.

On the call today are Chane Graziano, our CEO, David Green, our President and also Jeff Williams, the CEO of Genomic Solutions.

After the Safe Harbor statement, I will turn the call over to Chane, David and Jeff. After their comments, we will open up the call for questions.

Today, we will make statements about HBIO, Genomic Solutions or the proposed combination of HBIO and Genomic Solutions that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934.

These statements involve known and unknown risks, uncertainties and other factors that may cause the HBIO's and Genomic Solutions' actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements include but are not limited to statements about the impact of the acquisition on future revenues and earnings, the expected closing date of the transaction, HBIO's and Genomic Solutions' ability to consolidate and leverage the business, acquire technology, sales force and marketing expertise, the ability of Genomic Solutions to achieve HBIO traditional growth rates and HBIO's and Genomic Solutions' plans, objectives and intentions contained in this conference call that are not historical facts.

In particular, there's a risk that the acquisition will not generate revenues or pro forma earnings that HBIO and Genomic Solutions anticipate.

Other factors that may cause HBIO's and Genomic Solutions' actual results to differ materially from those in the forward-looking statements include those set forth under the heading "Important Factors That May Affect Future Operating Results" in HBIO's annual report on Form 10-K for the fiscal year ended December 31st, 2001 and under the heading "Risk Factors" in Genomic Solutions' annual report on Form 10-K for the fiscal year ended December 31, 2001, as well as other risks described in HBIO's and Genomic Solutions' public filings, or factors, if any, of which HBIO and Genomic Solutions is not currently aware.

HBIO and Genomic Solutions may not update these forward-looking statements even though their situation may change in the future unless they have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information.

I will now turn the call over to Chane Graziano.  Chane?

CHANE GRAZIANO, CHIEF EXECUTIVE OFFICER, HARVARD BIOSCIENCE: Thank you, Sue. Welcome, everyone, to our conference call.

Obviously, today is a very exciting day for everyone at Harvard Bio because today Harvard Bioscience and Genomic Solutions announced the signing of a definitive agreement whereby HBIO will acquire Genomic Solutions for 3.2 million shares of HBIO's stock and $9 million in cash.

At HBIO's closing price on July 17th, this values Genomic Solutions at approximately $26 million. This acquisition, which is expected to close after Genomic Solutions has implemented a major restructuring, is expected to be accretive to HBIO's earnings.

Jeff Williams, CEO of Genomic Solutions will continue with HBIO and in addition, will be nominated to join the HBIO board of directors.

The transaction is subject to the approval of shareholders of Genomic Solutions and other customary conditions and expected to close in fourth quarter, 2002.

Harvard Bioscience, as you all know, is a profitable, high growth tools for drug discovery company focused on the bottlenecks in the drug discovery process.

The implementation of HBIO's three-part strategy of innovation and acquisition and strategic alliances has grown its revenues at a compounded annual growth rate of 38 percent since we acquired the company in 1995 -- March of '96. This high growth rate, together with our firm commitment to driving pro forma operating margin towards 20 percent makes HBIO almost unique among the tools for drug discovery companies.

Our acquisition strategy is really quite simple. We buy businesses with strong brand names or a technology leadership or a well established distribution channel. When appropriate, we restructure them to make them profitable, then drive growth to leveraging our distribution channels and direct marketing expertise.

We think Genomic Solutions is a perfect fit. Genomic Solutions has top quality products focused on growth niches and they are often the technology leader.

We see a great opportunity to leverage their direct sales force for selling our COPAS products, to use our database and direct marketing expertise to generate leads for the Genomic Solutions' product line, to use our subsidiaries to give Genomic Solutions a stronger presence in continental Europe, and to leverage our relationship with Amersham Biosciences and Genomic Solutions' relationship with PerkinElmer

We believe that Genomic Solutions, as a subsidiary of HBIO, will ultimately be able to support operating margins in the 20-percent range and, through implementing our strategy of innovation, acquisition and partnership growth strategy, achieve HBIO's traditional growth rates.

Simultaneously with this announcement, Genomic Solutions is announcing and implementing a major restructuring of its operations that we expect will bring it to profitability excluding charges of approximately $1.5 million associated with the restructuring.

HBIO believes that Genomic Solutions is one of many companies in this highly fragmented tools for drug discovery market that can benefit from this kind of leverage and thus believes that this innovation, acquisition and partnership growth strategy is sustainable going forward.

The impact of this acquisition on the remainder of HBIO's fiscal year is dependent on the timing of the closing. For the purposes of discussing the financial impact of Genomic Solutions on Harvard Bioscience we will assume that the acquisition takes place at the beginning of fourth quarter.

Given that Genomic Solutions will be undergoing major restructuring, we believe it is prudent to be conservative in terms of the impact on HBIO in 2002 and 2003. For the fourth quarter of 2002 we expect that Genomic Solutions will add approximately five million in revenues and will be accretive to pro forma earnings per share, although it'll be less than a penny.

For 2003 we expect that Genomic Solutions will add approximately 20 million in revenues and will be accretive by approximately four to six cents per share on a pro forma basis.

That said, I will now turn the call over to David Green, who will give you an insight into the products, how we see them fitting and what our strategy is.

DAVID GREEN, PRESIDENT, HARVARD BIOSCIENCE: Thank you, Chane. Good morning, everyone. Thank you for joining the call.

We're very pleased to announce this definitive agreement. Since I expect there are Genomic Solutions shareholders on the call who may not be as familiar with Harvard Bioscience, I thought it'd be a good idea to give a brief overview of Harvard Bioscience and then give a brief overview of Genomic Solutions, an explanation of Genomic Solutions product line and why we think they fit with our strategy.

First, let me talk about how Harvard Bioscience, sort of, brief overview. We are a tools to accelerate drug discovery company. And we believe in doing so profitably.

Our focus is then on the bottlenecks in drug discovery, particularly those of target validation and ADMET screening. ADMET stands for absorption, distribution, metabolism, elimination and toxicology and is one of the main bottlenecks in late stage drug discovery.

We believe this focus on the bottlenecks gives us the opportunity for higher margins and higher growth rates.

We tend to have strong niche positions with our products and we believe in selling those through strong distribution channels, particularly the Harvard Apparatus catalog, which has an over 100-year history and our long-standing partnership with Amersham Biosciences, the second largest life sciences company.

We also have a direct sales force for our COPAS technology, which is the high throughput animal screening, but that sales force is relatively small. This strategy has given us a 38 percent five-year compound annual growth rate of revenue. And we've been able to stay very focused on profitability.

Now, let me give you an overview of Genomic Solutions. Genomic Solutions is also a tools to accelerate drug discovery company. It also focuses on bottlenecks, particularly those in proteomics sample preparation, particularly sample preparation prior to mass-spectroscopy. Also, high throughput screening sample preparation, particularly preparing microtiter plates for analysis prior to it being read in plate readers.

Also, in the genomics area, particularly in micro array preparation in automating the hybridization step.

Genomic Solutions, like us, also has strong niche position with strong technologies in these niches. Genomic Solutions is primarily a sales force distribution channel. It's strong in the U.S., strong in the UK and strong in Japan and it's not as strong in continental Europe.

Genomic Solutions is unprofitable today. But following the restructuring program, which Chane mentioned, we believe we'll achieve profitability essentially immediately.

Let me turn now to products and the positioning. Strategic Directions International, a well known market research firm, has studied the analytical cycle time and come to the conclusion that in analyzing any sample with an analytical instrument, whether it's HBLC or mass-spectroscopy or plate reader, 75 percent of the time is spent preparing the sample. And only 25 percent of the time is actually spent analyzing the sample.

That's why we believe a theme of attacking the sample preparation bottleneck has great merit for us. And you'll see, as I go through the product line, how that theme comes out in the Genomic Solutions products.

First, let me talk about the genomic systems. Then I'll talk about the proteomic systems and then the high throughput screening systems.

The basic process of micro arraying is firstly to produce pieces of DNA inside bacterial colonies which are picked off plates using picking robots.

Genomic Solutions has a strong product line here with very flexible and advanced robotic systems. Once you've made the DNA, you spot it down onto a glass slide to make a chip. And Genomic Solutions has a strong product line in the arraying robotics.

Also, Genomic Solutions sells preprinted arrays for those people who do not want to manufacture their own, including human, rat, and mouse arrays, specialized cancer arrays and specialized metabolism arrays. Genomic Solutions is one of very few Affymetrix-licensed partners to do this. And the chips that Genomic Solutions sells have very high sensitivity.

The next step in the process is to take your sample. Typically, there'll be a control sample, a normal sample and a disease or treated sample, typically tissue that would be hybridized to the slide. The normal sample would typically one color fluorescent dye and the disease or treated sample would have a different color fluorescent dye.

Genomic Solutions has a very strong position in the automated hybridization of the sample to a slide with market leading products. Those slides, once they're hybridized and read in automated scanners. And Genomic Solutions again, has a strong product line there, with walk-away automated capability, which is very important for the labs that are using these in high throughput.

And finally, the -- all the data generated by these experiments needs to be analyzed and reduced. And again, Genomic Solutions has strong products in the analysis area.

Let me move on to the proteomics area. Here, the basic process is you start with a sample. You run it on a two-dimension gel in two-dimensional gel electrophoresis.

Here, Genomic Solutions has a very strong product line in two-dimensional gels. These gels are very flimsy. And the Genomic Solutions product line has a much stronger gel than the typical gel sold, which is a great benefit in running two-dimensional gels.

A protein spot from that gel is then picked out using the picking robot. And again, Genomic Solutions has a very strong product here.

Genomic Solutions also has robotics product for digesting the protein out of the gel plug and then, for spotting the protein down on to a target, which is a chip inserted into mass spectrometers for the analysis. This area of mass-spec automation, we believe is one of great potential for the future.

In addition, Genomic Solutions sells a range of software to both analyze and acquire the data from the mass spectrometers and the gel analysis. And this software is able to work with all mass spectrometers, which is a big advantage where there's a proprietary system that can only be used with the mass spectrometers manufactured by the original manufacturers.

Moving on to the high throughput screening area, typically here, a mother 96 well plate, taken from a compound library will be transferred to a daughter plate and possibly then dilution plate on that, as well. And here, you're transferring unique compounds in each well to make replica plates.

The Hummingbird technology, which came from Cartesian Technologies acquired by Genomic Solutions at the end of 2001, can do both 96 and 384 well simultaneous transfer through mother plate to daughter plate. This technology was developed by GlaxoSmithKline and is now exclusively owned by Genomic Solutions.

The next step in the process is our common reagents to every well in the plate -- in plate, typically the assay reagents and also the targets. The Syn Quad technology, again developed by Cartesian Technologies, allows for extremely fast, extremely accurate, low volume dispensing of the same reagents all the wells in the plate. That plate is then added -- is then taken to the plate reader for analysis.

Let me talk now about the leverage opportunities between the two companies. First, the immediate restructuring plan, we believe, will bring Genomic Solutions to profitability based off the conservative revenues.

Beyond that, we believe there's great complementarity in the subsidiaries. For instance, Harvard Bioscience has subsidiaries in Massachusetts and Connecticut. Genomic Solutions has subsidiaries in California and Michigan. The combined entity clearly has much greater spread across the United States than either individually.

In Canada, Harvard Bioscience has a subsidiary in Montreal, Genomic Solutions in Winnipeg. In Europe, Harvard Bioscience has subsidiaries in France, Germany, Belgium, Austria and the UK. Genomic Solutions only has a subsidiary in the UK. Harvard Bioscience does not have a subsidiary in Japan. Genomic Solutions does. There's great complementarity in these subsidiaries.

The Genomic Solutions sales force of approximately 25 field sales people worldwide will greatly help us sell our COPAS high throughput screening instrumentation for model organism. Today, we have only four people in the United Kingdom selling COPAS and only two in the United States. Giving access to the greater field distribution network, we believe will have a positive impact on our COPAS business.

UNIDENTIFIED COMPANY REPRESENTATIVE: Two in Europe. Two in Europe.

GREEN : I'm sorry. Two in Europe.

In addition, our long-standing partnership with Amersham Biosciences and Genomic Solutions' partnership with PerkinElmer, we believe can be forces of growth by taking the technologies that we have and in particular, Genomic Solutions has and providing them with specialized products for the Amersham and PerkinElmer customers.

We also believe the expertise we've developed in Harvard Apparatus for catalog marketing and e-mail-based marketing can be used to successfully generate leads for the capital equipment business that Genomic Solutions typically sells. We've also demonstrated that approach with our COPAS product.

I cannot over-emphasize the importance of distribution channels in making this kind of business successful. By combining Genomic Solutions with Harvard Bioscience, we add a field sales force presence -- a global field sales force presence to our already strong catalog distribution and distribution through strategic partners, such as Amersham.

I believe this gives us one of the broadest distribution platforms in the industry.

To summarize the combined entity, we will have between $75 and $80 million revenue run rates this year and potential to $100 million next year. We'll have a broad product line with a broad distribution channel. We'll have strong niche products in bottleneck segments of the drug discovery marketplace.

We are not a one-technology company. We'll have significant general and administrative and marketing and selling leverage. And we'll have a much stronger and deeper management team.

In particular, Jeff Williams, the current CEO of Genomic Solutions, who will remain with Genomic Solutions and also become a member of the board of Harvard Bioscience, and Tom Tisone, who is the founder of Cartesian Technologies, and Dave Byatt, who is the founder of what is today the UK part of Genomic Solutions, are a great addition to our management team.

We believe in terms of earnings in the bottom line that it will be accretive and in 2003, on a pro forma basis, four to six cents per share.

I'd now like to open up the call for any questions.

OPERATOR: At this time, I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

Your first question comes from Thomas Curlin, from RBC Capital Markets.

THOMAS CURLIN, RBC CAPITAL MARKETS: Good morning, gentlemen. Just -- and Sue. Sorry. Just a couple of quick questions. Maybe one for Jeff and David.

If you could go into maybe a little more detail about the rationalization plan for Genomic Solutions, you know, maybe if you could go into some detail about manufacturing leverage that you can derive from the Harvard Bio side. You're obviously going to keep the sales force, the G&A, things like that.

GREEN : Jeff, would you like to take that?

JEFFREY WILLIAMS, CHIEF EXECUTIVE OFFICER, GENOMIC SOLUTIONS: Sure, David. Thomas, really what we're trying to focus on first and foremost here is getting Genomic Solutions to a level of profitability that fits well with the HBIO culture.

And to do that, we need to reduce our headcount by about 30 percent from Q1 levels and our operating expenses by about 40 percent from Q1 levels.

And Chane and David and I have agreed that the most reasonable way to do that is to make sure that we continue to drive the revenue line. So we'll be very careful of what we do in the market and sales area and that we're able to ship products. We'll be very careful what we do in the manufacturing area. So we do not intend to consolidate manufacturing sites. I think that was maybe one thrust of your question, Thomas.

We intend to leave the main manufacturing sites of Ann Arbor, Irvine and Huntingdon alone. We'll be making some changes there and trying to gain some efficiencies there and economies there. But it wouldn't be through consolidation with an HBIO site.

In our model, though, we think that we can fit well with the HBIO culture and can hit the expectations that Chane and the HBIO board will set for the Genomic Solutions subsidiary.

CURLIN : Right. Given that, kind of, spotty history of the PKI relationship and obviously the merger and integration of Packard Bio, what kind of leverage do you see from PerkinElmer going forward as a combined company?

WILLIAMS : David, you want me to take that one, as well?

GREEN : Sure.

WILLIAMS : That's a good question, Thomas. We still believe PerkinElmer is an excellent company. I think Greg Summe has done a good job of putting a strategy in place. And like a lot of companies in this area, given our macroeconomic environment, has had a few hiccups in implementing it.

Chane and David and I have discussed this. We believe that there's value in the PerkinElmer relationship. We'd like to maintain that relationship and build that relationship. Although, I think, of course, over time, it will change and evolve.

So that's still to be seen. PerkinElmer remains a strong partner of Genomic Solutions. It continued to sell our products around the world on a non-exclusive basis with the exception of the U.S. and Japan and have access to certain products of ours in the U.S. and Japan.

And we've been quite happy with their efforts, especially here in the second quarter or the second quarter just passed as compared with the first quarter. We believe that and I hope for their sake that they are seeing the light at the end of the tunnel with the Packard integration and that the company has a long-term opportunity in front of it to be very successful.

So we clearly want to see what we can do with that potential partnership or the partnership we already have to see if we can make it a potential partnership with HBIO as we integrate into HBIO, as well, Thomas.

CURLIN: One final question, if I could. Is there any reason to believe that the Affymetrix license is not transferable to HBIO?

WILLIAMS : That's a very detailed question. We have looked at that. And I personally believe that it is transferable. And our lawyers looked at that. And, David, maybe I'll ask you to comment, as well, on whether -- what your analysis of that situation is.

GREEN : Sure. The license is transferable.

CURLIN : Great. Thank you.

OPERATOR: Your next question comes from John Sullivan, of Stephens Inc.

JOHN SULLIVAN, STEPHENS INC.: Hey, guys. Can you just give me a little bit of a better understanding of what the -- what the distribution -- what the direct distribution channel is likely to look like in terms of -- in terms of number of people? I know you said that there were 30 people in the -- in the Genomic Solutions direct sales force. You had a few, as well.

If you, kind of, had the layout by -- you know, in some of the different areas of function, areas like service and support versus application support versus priority account relationship managers, can you just help me understand what that personnel -- what the number of people is supposed to look like?

WILLIAMS :  Do you want me to tackle that one, David ?

GREEN : Yes. I'd just say one thing first. And I think, Jeff, you can probably answer the back end of John's question. The numbers are there are about 25 field people at Genomic Solutions. And then, there's currently four in the U.S. for our COPAS product line and two in Europe. Do you want to pick up the rest of that?

WILLIAMS : Yes. So just building on that, John, I think I would characterize almost -- you'd characterize them as account management. The numbers we provided, we would call sales representatives, regional managers.

I think often in our industry should be looked at as, kind of, account management people, clearly have the ability to sell capital equipment and interact with the customer, but also are not of the application science or field service nature.

We do have application scientists, as well. We have four or five of them in the U.S. And then, we have expertise in that area, as well, in our Huntingdon office in the UK, and in Japan.

We also have a field service group in those locations, as well, with approximately nine to 10 people in the field service area and a marketing -- a marketing group, as well, of another four or five people. And that's just the Genomic Solutions side. Then there's the resources that HBIO brings, as well.

But as David mentioned on the call, John, we think that there's a real opportunity to leverage our direct sales force, the Genomic Solutions direct sales force, with the HBIO products, especially the COPAS line and look for an opportunity there to take that product, which we believe, in our due diligence of HBIO, is a very interesting product that is technology that has been developed that really needs to now be aggressively sold and marketed. The customers that know about the product appear to like the product and would buy the product again, at least the customers we talked to. And so, we're pretty excited about trying to leverage that opportunity with the Genomic Solutions sales force and vice versa, as David already mentioned.

Harvard Apparatus is a company that's been around for 100 years, has a tremendous reputation and name. And David and I and Chane talked about the opportunity to leverage those assets not only for lead generation for the Genomic Solutions products. But we also think some of our products are amenable to distribution through the catalog and the Amersham channel, as well.

SULLIVAN : Just to -- you know, I just want to make sure I understand this. Currently, in selling the products, in generating the revenue base that you've narrated to date, you have, it sounds like, about 40 or 45 people that touch customers. Right?

WILLIAMS : That's really -- that's very close. It's right between that number for the marketing and sales group.

SULLIVAN : OK. That includes marketing, sales and also the field service guys that you're describing?

WILLIAMS : That's right.

SULLIVAN : And that also includes the application scientist guys?

WILLIAMS : Yes. They fall into that bailiwick as well.

SULLIVAN : OK. OK. Thanks a lot.

WILLIAMS : Yes.

OPERATOR: Your next question comes from Michael Martorelli of Investec.

MICHAEL MARTORELLI, INVESTEC : Good morning, everybody.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Good morning, Mike.

UNIDENTIFIED COMPANY REPRESENTATIVE:  Morning.

MARTORELLI: I guess it's Jeff first and then maybe David or Chane too. Can you tell us HBIO people a little bit more about the ASPs of some of your instruments, Jeff?

And I know this is not a call for earnings but there's been a lot of controversy, noise, worry that big pharma is reducing spending on high ticket instruments whether or not they appear to be in bottlenecks. And I'd just like some kind of commentary on that part of the Genomic business. And then maybe, David, how that price point relates to the rest of the HBIO.

WILLIAMS : Sure, Michael. I guess I'll just try to attack each product line as far as ASPs and the various products.

In our DNA micro array product line, the price really ranges from approximately $50,000 up to about $125,000 and with an ASP, I would say, of somewhere around $60,000, $70,000.

In the proteomic product line, the price ranges from about $25,000 up to about $125,000 again. If I had to give an ASP for the overall product line, I would say that that ASP is probably right around the same level, $60,000 or $70,000, maybe a little higher, maybe around $70,000.

And with the high throughput screening product line, the range is approximately $30,000 up to $150,000, although we have done custom systems that are more expensive than that and with an ASP, also probably around $70,000 to $80,000, as well.

And the second part of your question, demand from pharma, biotech, I think that's been a little bit overblown. I think that pharma and biotech are -- while, they're cautious with their money today, much more than they were in say, 2000, they have long-term plans and to implement those long-term plans, they have to invest in capital equipment. And if that equipment meets the needs of the customer, the customer understands how to use and apply that equipment and how it will solve their needs, you can -- you can free up the money.

We are seeing and have seen in some quarters in the past where it sometimes takes a little more effort to free up that money. Now clearly, after 9/11, that was an unusual event and things, kind of, came to a halt. But after that, we see the market recovering.

And we do see spending still from pharma and biotech and don't believe that that pattern is likely to change materially really in either direction given that that group of customers really does have obviously enough cash to make these sorts of purchases and enough wherewithall to make the investment.

I think what you do see, sometimes the macroeconomic effects flowing through into our industry is on the fringes. And that tends to be biotech, where they do have larger volatility as far as capital equipment purchases goes based on their funding cycles.

If they can get cash that's typically when they're making capital equipment investments, if the financial markets are tight, then they try to conserve their cash and reduce their burn rate to make it to the next funding cycle. But big pharma itself, I don't think you see those kinds of swings.

GREEN : Yes. If I can just pick up that point, I very much agree with what Jeff just said. I think there's been a very highly visible drop in pharmaceutical -- big pharmaceutical company spending on, for instance, things like gene sequencing and also on things like high throughput screening plate readers.

But I think the (INAUDIBLE) track this actually has led a lot of people to conclude that that's throughout the steps in the drug discovery process. And I think that's simply not borne out by the evidence.

I think what is actually happening is big pharmaceutical companies are shifting that emphasis of that spending from the areas that used to be bottlenecks, particularly target identification now with the -- you know, with the human genome sequence and many other model organism sequence, as well.

There's no shortage of targets. And the emphasis is shifting to target validation. And if you look at the companies that have focused on target validation, Harvard Bioscience's own organic growth in that area has been very strong.

If you look at the mass spectrometry companies, they've still done pretty well in terms of revenue growth. And if you look at the downstream bottlenecks that we focus, particularly after high throughput screening in the ADMET area, again, our revenue growth has been strong there. Likewise, companies like Charles River have been doing very well there.

So I think the evidence really points to shifts in pharmaceutical spending rather than a precipitous drop off in pharmaceutical spending.

Secondly, if I can address your point about, sort of, price point and distribution channels, I think the key thing is to match the price point and the type of technology to the distribution channel. In particular, catalogs tend to work very well for apparatus and consumables, particularly things sub $10,000 price level.

In the middle, if you're using distributors, distributors tend to work very well for mature technologies, technologies that don't typically have a lot of scientific or application support and tend to be in the $5,000 to perhaps $15,000 price range.

Where you really need a sales force is where you've got probably greater than $25,000 in average sales price and also things that involve instrument technology that really require a lot more scientific backup in the sales process.

And I think if you -- as long as you make sure that your products are matched up with those -- with those distribution channels, I think you can be successful in all three of those. And I think we've demonstrated our success in the catalog and distribution channels.

And I think by combining the Union Biometrica product into the Genomic Solutions sales force, it can really greatly strengthen that sales force distribution channel.

MARTORELLI : That's a very comprehensive answer. Thanks to both of you. I appreciate it.

GREEN: Thanks.

WILLIAMS: Sure, Michael.

OPERATOR: We do have a follow-up question from Thomas Curlin.

CURLIN : Hi. It was mentioned in the call that you hope to ultimately get the Genomic Solutions business up to operating somewhere in the 20-percent operating margin level. Do you have a timeframe to put around that?

GRAZIANO: Quite frankly, out of the chute, I believe we'll get to it relatively quickly, we can probably get halfway there. And our goal typically, within a couple of years with making such an acquisition, we will likely see them get to that kind of a model.

CURLIN : Great. Thanks.

OPERATOR: You have a follow-up question from John Sullivan.

SULLIVAN : Hi, guys. Could you just follow up, David, and talk about some follow up regarding the ASP question that was asked of Jeff ? Could you just talk about the average ticket price or the -- or the ASP among various parts of your business?

GRAZIANO : Well, if you look at -- we have really three pieces of the business. The COPAS product line falls within the range of Genomic Solutions product lines. The average order is probably closer to $100,000. But it goes from $50,000 to $250,000 actually.

As far as the molecularbiology product and the things that are sold through Amersham, typically, the end user price is less than $10,000. And if you look at the stuff through our catalog, our average order is a couple thousand dollars. But we do have systems that sell for $40,000 or $50,000, which are supported by a direct selling organization, as well.

We also have a product line of amino acid analysis systems, which quite frankly, has been quite successful for us, which has an average price of about $80,000.

SULLIVAN : OK. Thanks. And, David, when you were talking -- thanks, Chane. When you were talking about weakness in spending as drug companies shift their priorities, you had mentioned HGS plate readers as a specific area where there's been a shift away in terms of spending.

I assume that speaks to companies like Tican. And can you just contrast or, Jeff, can you contrast Genomic Solutions products relating to HGS versus Tican's products relating to HGS ?

WILLIAMS : Sure. Is John -- I'm not sure. Was that John that asked the question?

SULLIVAN : John Sullivan, yes.

WILLIAMS : Hi, John. Yes. Our focus in that area is really on the plate filling, the front end process to the readers. And often, it is integrated into a complete system for a pharmaceutical company or biotech company.

And our real strong suit is in the non-contact, low-volume dispensing area, where we have patented technology that allows us to very rapidly, with very high precision, fill microtiter plates, whether they're 96 well plates, 384, or 1536 well plates. And so, as pharma moves to denser plates, i.e., 384 or 1536, into lower volumes, our products really fit that need very well.

And that really was very attractive for us with the Cartesian acquisition that we did last year is that they've done a nice job of positioning themselves as true leader in that space with big pharma and with biotech in being able to provide a solution to the problem of how you get a tiny amount of reagent from one plate into another or from one sample into a microtiter plate in a way that's cost effective, rapid and accurate and with little -- with little or no carryover in this sense.

So we see that as a real strong growth area with the pharmaceutical companies. And fortunately for us, it takes quite a few of these different types of instruments because you're moving around a lot of different plates to be able to service a plate reader.

And over time, the plate readers have become faster and faster and pharmaceutical companies want to do more and more tests. And so, they require more of our type of liquid handling equipment.

SULLIVAN : Thanks very much.

WILLIAMS : You're welcome.

OPERATOR: Your next follow-up question comes from Michael Mortorelli.

MARTORELLI : David, a different angle, please. You've made a lot of small acquisitions at HBIO and, kind of, tuck in and fit in. And there looked like there had been separate subsidiaries that have, kind of, kept running themselves. This one looks bigger in size and in facilities and probably in people.

And I just wonder how much resources of HBIO it's going to take to either integrate it or complete it or leverage it and how much that really takes you out of the acquisition business for six months, nine months or wherever.

GREEN : OK. You're right. We have made quite a number of tuck under acquisitions. Typically, tuck under acquisitions or acquisitions that are in the one to $5 million range are principally handled by the managing directors of those business units.

So, for instance, one we announced recently Walton Precision Apparatus, that was primarily managed by David Parr, who's the managing director of Biochrom in the UK. Of course, there's a level of input from us here. It's the shareholders' money, of course. But that's primarily managed by the operating company managers.

You're absolutely right. Genomic Solutions is not a tuck under acquisition. Of course, it's going to remain as a free-standing entity. It's got strong operations in Irvine, California; Huntingdon in the UK and in Ann Arbor, Michigan.

And we've done something very similar to this before. Back in 1999, when we were a private company, we acquired Biochrom from Pharmacia Upjohn. At that time, Biochrom nearly doubled us in revenue. Adding Genomic Solutions at this point, is about a third of our total revenue.

You may also remember from what I talked about earlier, the management team at Genomic Solutions, particularly Jeff, who's the CEO, Tom Tisone, who was the founder of Cartesian Technologies based in Irvine and Dave Byatt, who was the founder of what is now the UK subsidiary of Genomic Solutions, are all remaining in place.

So I think we've got a good operating team there. And, of course, there'll be a lot of interaction between Chane and myself and Sue and those people, particularly in the area of sales and marketing. I think that's one of the areas in which we're very strong and in which we think there is significant leverage in this.

So that's the area in which I think there will be a focus from us. But because we manage the tuck under acquisitions principally at the managing director level, I don't see this as putting any great constraint on the kind of tuck under acquisitions we've done in the past.

MARTORELLI: OK. Thank you.

OPERATOR: At this time, there are no further questions.

GRAZIANO: OK. That concludes our call for today. Thanks, everybody. And thank you, Jeff. We look forward to a very bright future. We're really excited. Everyone here has been very excited about the announcement within the company.

WILLIAMS: Same here at Genomic Solutions and thanks everyone for joining us on the call today.

UNIDENTIFIED COMPANY REPRESENTATIVE: Thanks, Jeff.

UNIDENTIFIED COMPANY REPRESENTATIVE: Bye.

OPERATOR: At this time, this concludes today's conference. You may now disconnect.

END